UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to

Commission file number: 001-38196

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUPONT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 DUPONT DE NEMOURS, INC.
974 Centre Road
Wilmington, Delaware 19805

DUPONT RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of DuPont Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of DuPont Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023 and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 13, 2024

We have served as the Plan’s auditor since 2020.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
Assets:
Investments, at fair value:
Participant-directed brokerage account	$80,925,872	$64,221,978
Common stock	40,318,730	43,689,157
Common/collective trust fund	—	1,634,849
Total investments at fair value	121,244,602	109,545,984

Plan interest in DuPont Specialty Products and Related Co Savings Plan Master Trust	3,105,000,759	2,863,486,004

Receivables:
Participants’ contributions	2,357,621	1,724
Employer’s contributions	2,520,042	52,074
Notes receivable from participants	44,653,655	42,954,764
Total receivables	49,531,318	43,008,562

Cash	1,966,611	3,631,410

Total assets	3,277,743,290	3,019,671,960

Liabilities:
Accrued expenses	50,215	48,750

Net assets available for benefits	$3,277,693,075	$3,019,623,210

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

2023
Additions:
Investment income:
Net investment income from interest in DuPont Specialty Products and Related Co Savings Plan Master Trust	$425,712,077
Net appreciation in fair value of investments	14,514,511
Dividend income	3,345,868
Net investment income	443,572,456

Contributions:
Employer’s contributions, net	100,373,749
Participants’ contributions	118,836,895
Rollovers	11,006,440
Total contributions	230,217,084

Interest from notes receivable from participants	2,620,568

Total additions	676,410,108

Deductions:
Benefits paid to participants	417,478,029
Distribution of dividends	49,799
Administrative expenses, net	812,415
Total deductions	418,340,243

Net increase	258,069,865

Net assets available for benefits:
Beginning of year	3,019,623,210
End of year	$3,277,693,075

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of DuPont de Nemours, Inc. (“DuPont”, the “Company” or the "Plan Sponsor") on June 1, 2019. The Plan is a tax-qualified, contributory profit sharing plan.

Delrin® Divestiture
On November 1, 2023, the Company closed the sale of the Delrin® business to TJC LP ("TJC"), (the “Delrin® Divestiture”). At the time of the transaction close, any employees that were included in the Delrin® Divestiture had their vesting accelerated to 100% and ceased to be employed by the Company and its subsidiaries and were no longer eligible to participate in the Plan. No assets were transferred as part of this transaction, but participants were treated as being separated from the Plan and could leave the balance in the Plan or roll it over to another plan.

Administration
The Plan Administrator is the DuPont Benefit Plans Administrative Committee, whose members are appointed by the Company. The DuPont Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Bank of America is the trustee for the balances in Company common stock and the participant-directed brokerage account which holds mutual funds. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America, provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont Specialty Products and Related Co Savings Plan Master Trust (the "Master Trust"). See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, passively managed index funds, actively managed custom-designed funds, target retirement funds, and a stable value fund. Additionally, the Plan currently offers DuPont common stock and the self-directed brokerage account where participants can choose funds from various mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends from DuPont common stock distributed to them in cash instead of being reinvested in their Plan account. For the year ended December 31, 2023, $49,799 in dividends were distributed to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•The participant has completed at least three years of service with the Company, including years of service under predecessor plans;
• The participant reaches age 65 while working for the Company;
•The participant terminates employment with the Company due to becoming totally disabled while working for the Company;
•The participant’s job with the Company is eliminated;
•The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;
•The participant dies while actively employed by the Company.

Participant balances related to prior plan company contributions or prior plan benefits, that were not vested at the time the balances were merged into the Plan, will continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. Loans from former plans maintained by subsidiaries before they were acquired by the Company, which were transferred to the Plan, could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2023 and 2022, loan interest rates ranged from 4.25% to 12.00% for both periods.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account. On separation from service, a participant also may elect to receive the value of their account balance in installment payments. As a result of the Setting Every Community Up for Retirement Enhancement ("SECURE") 2.0 Act, the required minimum distribution age was increased to age 73 effective January 1, 2023 and as a result, terminated participants must begin taking minimum distributions in April of the year following the year they turn age 73.

Forfeited Accounts
At December 31, 2023 and 2022, forfeited nonvested accounts totaled $52 and $11,964, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service. The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $1,094,149 were used to reduce employer contributions for the year ended December 31, 2023. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $125,141 and $55,022, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2023 were $867,437, which excludes expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts held in the Master Trust, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stocks are valued at the year-end market price of the common stocks. The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end. Units held in common collective trusts ("CCTs") are valued at the net asset value as reported by the CCTs' trustee as a practical expedient to estimate fair value.

This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Contributions
Contributions from Plan participants and the related matching contribution and Retirement Savings Contributions are recorded in the year when the contributions from plan participants are withheld from compensation.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $1,900,855 and $3,628,776 at December 31, 2023 and 2022, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options.” The investment pools are administered by different investment managers through separately managed accounts at Northern Trust. NEPC LLC, ("NEPC"), a registered investment adviser, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust. The Master Trust also includes the DuPont SpecCo. Stable Value Fund (the "Stable Value Fund"). NEPC appointed Invesco Ltd. ("Invesco"), a registered investment management company, as the sub-advisor of the Stable Value Fund. Invesco actively manages the investments of the Stable Value Fund under the terms of an investment management agreement between Invesco and NEPC.

At December 31, 2023 and 2022, the Master Trust included only the assets of the Plan.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end.

Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of the period presented.

Exchange Traded Funds (ETFs) traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of the period presented.

Fixed income securities are valued using either the reported bid price at the close of business, the reported mid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of the period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
As of December 31, 2023 and December 31, 2022 the Master Trust holds one type of investment contracts that is fully benefit-responsive: synthetic GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in synthetic GICs in which the Master Trust owns the underlying investments and are backed by fixed income assets. As of December 31, 2023 and December 31, 2022, the underlying investments held are high-quality bonds, including government securities, corporate bonds, mortgage-backed and asset-backed securities and cash equivalents. The fund may invest in such securities directly or indirectly through commingled investment vehicles. Invesco further diversifies by adding external subadvisors for style diversification. The non-cash portfolio holdings are generally wrapped by investment contracts that are issued by high-quality insurance companies and banks.

Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC. These investment contracts are wrapped by the financially responsible insurance company or bank.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•The Plan Sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.
•The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.
•The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.
•The Plan/Master Trust or its representative makes a material misrepresentation.
•The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.
•The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.
•The balance of the contract value is zero or immaterial.
•Mutual consent.
•The termination event is not cured within a reasonable time period, i.e., 30 days.
•The investment manager of the underlying securities is replaced without the prior written consent by the issuer.
•The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts included interest rate swap contracts which involved an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to decrease, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2023 and 2022:

	2023	2022
Assets:
Investments, at fair value:
Common stocks	$627,573,742	$603,709,386
Preferred stocks	1,124,557	1,081,333
Fixed income securities
Corporate bonds	—	10,980,026
Commercial asset backed securities	—	3,259,164
Government bonds	132,396	6,073,095
Government mortgage backed securities	—	8,085,966
Other	—	800,797
Mutual funds	—	12,041,344
Exchange traded funds	160,179	1,187,828
CCTs	1,870,354,547	1,533,470,717
Total investments at fair value	2,499,345,421	2,180,689,656

Investments, at contract value:
Synthetic GICs	595,781,064	676,411,892
Total investments at contract value	595,781,064	676,411,892

Cash	58,175	587,117
Receivables for securities sold	9,840,793	11,097,738
Accrued income	2,292,104	3,414,738
Other assets	—	1,094,158
Total assets	3,107,317,557	2,873,295,299

Liabilities:
Payables for securities purchased	249,563	7,104,413
Accrued expenses	2,067,090	2,006,400
Other liabilities	145	698,482
Total liabilities	2,316,798	9,809,295

Master Trust net assets	$3,105,000,759	$2,863,486,004

At December 31, 2023 and 2022, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment gain for the Master Trust for the year ended December 31, 2023:

2023
Net appreciation in fair value of investments	$402,864,379

Investment income (loss):
Interest income	18,306,648
Dividend income	12,301,464
Investment management expenses	(7,760,414)
Net investment gain	$425,712,077

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2023:

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Participant-directed brokerage account	$80,925,872	$—	$—	$80,925,872
Company common stock	40,318,730	—	—	40,318,730
Total Plan’s investments, at fair value	$121,244,602	$—	$—	$121,244,602

Master Trust’s investments:
Common stocks	$627,573,742	$—	$—	$627,573,742
Preferred stocks	1,124,557	—	—	1,124,557
Fixed income securities
Government bonds	—	132,396	—	132,396
Exchange traded funds	160,179	—	—	160,179
Total Master Trust investment assets	628,858,478	132,396	—	628,990,874

Master Trust investments measured at net asset value[1]:
CCTs				1,870,354,547

Total Master Trust assets, at fair value	$628,858,478	$132,396	$—	$2,499,345,421
1. In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total plan investments/master trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2022:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:		0
Participant-directed brokerage account	$64,221,978	$—	$—	$64,221,978
Company common Stock	43,689,157	—	—	43,689,157
Subtotal	$107,911,135	$—	$—	$107,911,135

Plan investments measured at net asset value[2]:
Common/collective trust fund				1,634,849

Total Plan’s investments, at fair value	$107,911,135	$—	$—	$109,545,984

Master Trust’s investments:
Common stocks	$603,709,386	$—	$—	$603,709,386
Preferred stocks	1,081,333	—	—	1,081,333
Fixed income securities
Corporate bonds	—	10,980,026	—	10,980,026
Commercial asset backed securities	—	3,259,164	—	3,259,164
Government bonds	—	6,073,095	—	6,073,095
Government mortgage backed securities	—	8,085,966	—	8,085,966
Other	—	800,797	—	800,797
Mutual funds	12,041,344	—	—	12,041,344
Exchange traded funds	1,187,828	—	—	1,187,828
Total Master Trust investment assets	618,019,891	29,199,048	—	647,218,939

Other financial instruments[1]	—	262,156	—	262,156
Subtotal	618,019,891	29,461,204	—	647,481,095

Master Trust investments measured at net asset value[2]:
CCTs				1,533,470,717

Total Master Trust assets, at fair value	$618,019,891	$29,461,204	$—	$2,180,951,812
1. Other financial instruments includes forwards, futures, options, and swaps.
2. In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following summarizes CCTs solely held by the Master Trust as of December 31, 2023 and by the Plan and the Master Trust as of December 31, 2022. CCTs are measured at fair value based on net asset value per share as of December 31, 2023 and 2022. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2023	December 31, 2022
Axiom Investors Collective Investment Trust - Emerging Markets	$54,762,266	$58,970,550	N/A - no required redemption notice period
Fidelity Institutional Asset Management Group Trust Small Cap Core	32,249,946	—	N/A - no required redemption notice period
Fidelity Managed Income Portfolio Fund	—	1,634,849	N/A - no required redemption notice period
IR+M Core Bond Collective Fund Class M	27,370,404	—	By 6:30AM ET on valuation date
Loomis Salyes Core Disciplined Alpha Trust Class B	17,106,298	—	By 8:30AM ET on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	259,743,550	247,406,874	By 9:30AM CT on valuation date
Northern Trust Collective All Country World Ex-U.S. IMI Fund - Non Lending	193,081,104	129,985,780	By 9:30AM CT one business day prior to valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	12,102,160	13,987,973	By 9:30AM CT one business day prior to valuation date
Northern Trust Collective Government Short Term Investment Fund	30,427,805	29,195,037	By 2:00PM CT on valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	119,659,320	115,179,044	By 9:30AM CT on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	214,806,751	177,042,196	By 9:30AM CT on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	779,687,400	614,148,878	By 9:30AM CT on valuation date
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	12,681,959	22,593,696	By 9:30AM CT on valuation date
Northern Trust Collective U.S. Real Estate Index Fund - Non-Lending	28,872,585	27,192,816	By 9:30AM CT on valuation date
T Rowe International Small Cap Equity Fund	18,188,740	18,657,396	By 4:00PM ET on valuation date
Voya Core Plus Trust Fund Class 1	—	27,825,257	By 1:00PM ET on valuation date
Walter Scott International Equity Fund	49,114,888	51,285,220	By 4:00PM ET on valuation date
Wellington CIF II Core Bond Plus S4	20,499,371	—	By 4:00PM ET on valuation date
	$1,870,354,547	$1,535,105,566

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain plan investments at December 31, 2022 are units of CCTs managed by Northern Trust, trustee of the Master Trust. Bank of America is the trustee for the balances in Company common stock and the participant-directed brokerage account which holds mutual funds. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America, provides recordkeeping and participant services. In addition, the Plan offers DuPont Common Stock as an investment option.

At December 31, 2023, the Plan held 524,096 shares of DuPont Common Stock valued at $40,318,730. At December 31, 2022, the Plan held 636,590 shares of DuPont Common Stock valued at $43,689,157. During the year ended December 31, 2023, the Plan purchased and sold $23,398,797 and $30,780,924, respectively, of DuPont Common Stock. Dividends received for the year ended December 31, 2023, were $842,040 from DuPont Common Stock. During the year ended December 31, 2023, DuPont Common Stock had a realized loss of $1,089,217. Transactions in this investment, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is considered a qualified plan pursuant to Section 401(a) of the IRC and the related trust is accounted for as if it were exempt from federal taxation under Section 501(a) of the IRC. A favorable tax determination letter from the IRS dated January 19, 2022, covering the Plan and amendments through April 3, 2021, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions for all open periods since 2020.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to the Form 5500:

	2023	2022
Net assets available for benefits per the financial statements	$3,277,693,075	$3,019,623,210
Amounts allocated to withdrawing participants	(1,900,855)	(3,628,776)
Loan balances considered deemed distributions	(222,099)	(214,267)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(40,413,954)	(55,921,319)
Net assets available for benefits per the Form 5500	$3,235,156,167	$2,959,858,848

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2023 and 2022 to notes receivable from participants per the Form 5500:

	2023	2022
Notes receivable from participants per the financial statements	$44,653,655	$42,954,764
Loan balances considered deemed distributions	(222,099)	(214,267)
Notes receivable from participants per the Form 5500	$44,431,556	$42,740,497

The following is a reconciliation of total additions (reductions) per the financial statements to total income per the Form 5500 for the year ended December 31, 2023:

2023
Total additions per the financial statements	$676,410,108
2023 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(40,413,954)
2022 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	55,921,319
Total income per the Form 5500	$691,917,473

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2023:

2023
Total deductions per the financial statements	$418,340,243
Amounts allocated to withdrawing participants at December 31, 2023	1,900,855
Amounts allocated to withdrawing participants at December 31, 2022	(3,628,776)
Current year cumulative deemed distributions	222,099
Prior year cumulative deemed distributions	(214,267)
Total expenses per the Form 5500	$416,620,154

NOTE 9 — SUBSEQUENT EVENTS

Effective January 1, 2024, temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Effective January 1, 2024, Mercer Investments LLC, ("Mercer") replaced NEPC LLC, as the registered investment advisor that has oversight for the Master Trust investments’ managers and evaluation of the fund’s performances under the Master Trust. Mercer also replaced NEPC as a party to the Invesco Stable Value Fund investment management agreement.

The Plan has evaluated subsequent events through the date the financial statements were issued, and has determined that no additional material events occurred which require recognition or disclosure in the financial statements.

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
SCHEDULE H, LINE 4I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont Company Stock	Common stock	**	$40,318,730

*	Plan interest in the DuPont Specialty Products and Related Companies Savings Plan Master Trust	Master Trust	**	3,064,586,805

*	Participant-directed brokerage account	Brokerage account	**	80,925,872

*	Notes receivable from participants	4.25% - 9.50% - Maturing from January 2024 - January 2045	**	44,431,556

	Total Assets Held At End of Year			$3,230,262,963
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023
SCHEDULE H, LINE 4A

	Participant contributions transferred late to Plan	Totals that Constitute Nonexempt Prohibited Transactions
Year	Check here if Late Participant Loan Repayments are included: ☐	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2022	$—	$—	$1,172	$—	$—
2023	$3,651	$1,650	$2,001	$—	$—
Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The contributions and earnings were fully corrected in 2023 or 2024. Corrections were made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Kathleen Fortebuono
Kathleen Fortebuono
Vice President, DuPont Global Rewards

June 13, 2024